August 4, 2016

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

Re:	FOTV Media Networks Inc.
Registration Statement on Form S-1 for Registration of Common Stock

Ladies and Gentlemen:

On behalf of FOTV Media Networks Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1) of Regulation S-T, one complete copy of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), for the registration of 3,750,000 shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Company wishes to bring to the SEC’s attention that the Amendment reflects a change in the managing underwriter of the offering to Monarch Bay Securities, LLC. Monarch Bay Securities is duly registered as a broker-dealer pursuant to the applicable provisions of the Securities Exchange Act of 1934 and is a member in good standing of the Financial Industry Regulatory Authority (FINRA). In addition to reflecting this change, the Amendment responds to the comments received from the staff of the SEC in its comment letter dated August 1, 2016 with respect to the Registration Statement, as discussed below.

As we have previously advised the staff, the underwriters and the Company would like to ask for acceleration of effectiveness of the Registration Statement on or before August 12, 2016, and respectfully request the staff to convey any additional comments they may have on the Registration Statement no later than Tuesday, August 9, 2016.

August 4, 2016

Courtesy copies of this letter and the Registration Statement, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: John Stickel, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.

Prospectus Cover Page

1.	We note your disclosure that trading of your common stock on the Nasdaq Capital Market is expected to begin within five days after the initial issuance of the common stock. Please advise as to why trading in the newly issued shares may not begin until up to five days after the date of initial issuance of the common stock.

Response: In response to the staff’s comment, the Company has revised the second paragraph on the prospectus cover page to state that trading of the Company’s shares of common stock is expected to begin “upon the closing of the offering.” This language has been discussed with the Nasdaq listing department and is more appropriate for a “best efforts” offering. Similar disclosure in the “Underwriting” section of the prospectus has been conformed.

2.	It appears that you have determined that the offering price will be $8.00 per share. Please fill in the table on the prospectus cover page regarding the proceeds of the offering to you.

Response: In response to the staff’s comment, the table on the prospectus cover page has been completed to show the $8.00 initial public offering price of the shares of common stock being offered and the proceeds therefrom.

3.	We note that you have granted the underwriters an over-subscription allowance of up to 562,500 shares of common stock, representing an additional 15% of the maximum offering amount. The features of the over-subscription allowance appear to be similar to what is commonly known as an overallotment option or “Green Shoe” that is utilized in firm commitment underwritten offerings. As this is a best efforts offering, please tell us in detail how you expect the over-subscription allowance to work. Tell us how your over-subscription allowance may or may not differ from an overallotment option found in a firm commitment offering.

Response: In response to the staff’s comment, pursuant to footnote 48 of SEC Securities Act Release No. 33-6387 (March 16, 1982), the over-subscription allowance has been removed from the offering, and related disclosure has been eliminated from the Amendment.

4.	We note that the FINRA membership of one of your underwriters, Bonwick Capital Partners, LLC, was suspended on July 13, 2016 due to Bonwick’s failure to file its 2015 annual audit report. Please tell us the current extent of Bonwick’s involvement in your offering.

August 4, 2016

Response: As noted above, following the suspension of Bonwick Capital Partners’ FINRA membership in July 2016, the Company terminated its underwriting engagement with Bonwick Capital Partners. On August 1, 2016, the Company entered into a new engagement letter with Monarch Bay Securities, LLC to serve as its managing underwriter, which is reflected in the Amendment.

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As noted in Comment No. 2 above, final pricing information is provided in the Amendment, and the Company does not expect to rely on Rule 430A under the Securities Act. Requests for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and Monarch Bay Securities on Tuesday of next week assuming the SEC has advised the Company that no further issues remain outstanding. Such requests are expected to ask for acceleration of effectiveness of the Registration Statement to 9:30 a.m. on August 12, 2016. The request of Monarch Bay Securities will include the representation from the underwriters with respect to compliance with Rule 15c2-8. A copy of the letter from FINRA clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon its receipt. We believe that all other supplemental information requested by the staff has been provided.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	John Stickel, Esq.
Mr. Alkiviades (Alki) David
Mr. Peter van Pruissen Mr. Daniel J. McClory
Richard I. Anslow, Esq.